Wells Fargo Securities, LLC 375 Park Avenue New York, NY 10152	Merrill Lynch, Pierce, Fenner & Smith Incorporated One Bryant Park New York, NY 10036	Jefferies & Company, Inc. 520 Madison Avenue 12th Floor New York, NY 10022

      June 7, 2011

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Tonya Bryan, Esq.

Re:	Diana Containerships Inc.
Registration Statement on Form F-1 (File No. 333-174053)

Dear Ms. Bryan:

In connection with the above-referenced Registration Statement on Form F-1 (File No. 333-174053) (the "Registration Statement"), we hereby advise you that the number of preliminary prospectuses, dated May 31, 2011 (each, a "Preliminary Prospectus"), distributed between May 31, 2011 and the date hereof is approximately 4,000.

The foregoing information with respect to the distribution of the Preliminary Prospectus is furnished pursuant to Rule 460 under the Securities Act of 1933, as amended (the "Securities Act"), in connection with the request for acceleration of the effective date of the aforementioned Registration Statement.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the Representatives of the prospective Underwriters of the above captioned securities, hereby join in the request of Diana Containerships Inc. that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement will become effective by 4:00 p.m., Eastern Time, on June 9, 2011, or as soon thereafter as practicable.

[Signature Page Follows]

Very truly yours,

WELLS FARGO SECURITIES, LLC

By:	/s/ David Herman
Name: David Herman
Title: Director

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Palma Mazzolla
Name: Palma Mazzolla
Title: Director

JEFFERIES & COMPANY, INC.

By:	/s/ Michael Anderson
Name: Michael Anderson
Title: Managing Director

For themselves and as Representatives of the Underwriters named in Exhibit A to the Underwriting Agreement.

Diana Containerships Inc. – Signature Page to Underwriter Acceleration Request